

Mail Stop 3030

July 15, 2016

<u>Via E-mail</u>
Derek Peterson
President and Chief Executive Officer
Terra Tech Corp.
4700 Von Karman, Suite 110
Newport Beach, California 92660

>   **Re: Terra Tech Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed March 29, 2016**
>   **Amendment No. l to Form 10-Q for the**
>   **Quarterly Period Ended March 31, 2016**
>   **Filed July 1, 2016**
>   **Amendment No. 4 to Form 8-K dated December 23, 2015**
>   **Filed July 1, 2016**
>   **File No. 000-54258**

Dear Mr. Peterson:

We have reviewed your July 1, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 1. Summary of Significant Accounting Policies

Intangibles, page F-11

1.   We note from your response to comment 2 that in performing your intangible asset impairment testing, you first compare the carrying value of net assets to the fair value of

the related operations. It is unclear how your current policy complies with ASC 360-10-35-17 which indicates that you should first determine if the carrying amount of your intangible assets are not recoverable by comparing the sum of the undiscounted cash flows to the carrying value of the asset.   Revise future filings, including the requested amendment to your Form 10-Q, to clearly indicate how you determine whether the carrying amount of an intangible asset with a definite live is recoverable.

Revenue Recognition, page F-11

2.   We note your response to comment 3. Please revise future filings, including the requested amendment to your Form 10-Q, to address the following:

   • Clearly and separately describe how you earn revenue from each group of products you sell - i.e., (i) hyroponic produce and (ii) cannabis products, and clearly disclose the point at which you recognize revenue on each type of transaction.

   • For those arrangements where you receive sales commissions, describe your arrangements with the suppliers and the customers of each group of products and identify the factors you considered pertinent in concluding that you should present these transactions on a gross basis in your financial statements.

3.   We note your response to comment 7. Please revise this note in future filings to describe the arrangements with your suppliers that result in your transactions involving the sale of consignment inventory. Clearly, disclose your accounting policy for sales of consignment inventory products and identify the factors you considered pertinent in concluding that you should present these transactions on a gross basis in your financial statements.

Amendment No. l to Form 10-Q for the Quarterly Period Ended March 31, 2016

Note 1. Summary of Significant Accounting Policies

Organization, page 6

4.   We note your response to comment 5 indicating that the transaction with Black Oak was consummated on April 1, 2016. Please revise this filing and the Form 8-K dated December 23, 2015 to be consistent with your representation. We note that several sections of the filings continue to indicate that on March 31, 2016, you acquired Black Oak.

Amendment No. 4 to Form 8-K dated December 23, 2015

5.   Please revise the filing to include the required pro forma financial statements in one exhibit.

6.   We note your response to comment 8, but we do not see where you have made the requested revisions. Please revise the pro forma presentation to include an introductory paragraph that, similar to your response, describes what the pro forma information is showing, a brief description of the transaction, the significant terms of the merger, how you are accounting for the merger, the significant factors you considered in determining that Terra Tech was the accounting acquirer, the date of the pro forma balance sheet and the periods covered by the pro forma statements of operations included.

7.   We note your response to comment 9. Revise the pro forma presentation to delete the December 31, 2015 balance sheet as it is not required by Rule 8-05(b) of Regulation S-X and may be confusing to investors. Your presentation should only include a pro forma balance sheet as of March 31, 2016 and pro forma statements of operations for the year ended December 31, 2015 and for the three month period ended March 31, 2016.

8.   We note your response to comment 10, but it remains unclear how your pro forma adjustments were calculated. For example, we note your $25,000,000 pro forma adjustment for Intangible assets - Blum Oakland - but we do not see a description of the intangible assets acquired, the valuation methodologies used or significant assumptions utilized. As previously requested, please revise your presentation to provide notes that explain the assumptions involved for the significant adjustments recorded, including intangible assets and contingent consideration.

9.   Please include a note to the pro forma balance sheet to disclose your calculation of the purchase price and your preliminary allocation of that purchase price.

10.   From the disclosure in your Form 10-Q for the period ended March 31, 2016, we note that you valued your common shares using a 30 day volume-weighted average price preceding the signing date which is not consistent ASC 805-30-30-7. Revise the pro forma presentation to fair value the consideration transferred using the acquisition date fair value - i.e., April 1, 2016. Please revise the disclosures in your Form 10-Q as appropriate.

11.   Additionally we note that you have lockup and holdback consideration of $10,799,844 and $8,511,625, respectively, for preferred shares that were issued but are unpaid and held in escrow. Please revise the pro forma presentation to disclose the significant terms of the lockup and holdback provisions. Also explain how these provisions impacted your accounting for the preferred shares as contingent consideration under paragraphs 25-5 through 25-7 and 50-1(c) of ASC 805-30.

12.   We also note from your response that you valued the cash portion of the contingent consideration at the maximum payment amount of $2,088,000. Please revise the pro forma presentation to clearly describe your basis for determining your liability under the arrangement. Refer to ASC 805-30-50-1(c).

You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Senior Accountant at (202) 551-3602 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery